TENET FINTECH GROUP INC.

(Formerly Peak Fintech Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis (MD&A) provides Management's point of view on the financial position and results of operations of Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.), on a consolidated basis, for the three-month periods ended March 31, 2022 (fiscal 2022) and March 31, 2021 (fiscal 2021).

Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to "Tenet", the "Company", "we", "us", "our" or similar terms refer to Tenet Fintech Group Inc. on a consolidated basis. This MD&A is dated May 30, 2022 and should be read in conjunction with the Audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2021. Unless specified otherwise, all amounts are in Canadian dollars.

The financial information contained in this MD&A relating to the unaudited Consolidated Financial Statements for the three-month periods ended March 31, 2022, and March 31, 2021, has been prepared in accordance with International Financial Reporting Standards (IFRS).

The Unaudited Consolidated Interim Financial Statements and MD&A have been reviewed by our Audit and Risk Management Committee and approved by our Board of Directors as at May 30, 2022.

Forward looking information

Certain statements contained in this MD&A may constitute forward-looking information, which can generally be identified as such because of the context of the statements including words such as believes, anticipates, expects, plans, estimates, or words of similar nature. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results. We refer potential investors to the "Risks and Uncertainties" section of this MD&A. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking information. Forward-looking information reflects current expectations regarding future events and speaks only as of the date of this MD&A and represents the Company's expectations as of that date.

The Company undertakes no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Structure

The following chart summarizes the corporate structure of the Company.

BUSINESS OVERVIEW

Tenet (CSE: PKK) (OTC: PKKFF), is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence (AI) companies. Tenet's subsidiaries provide various analytics and AI-based services to businesses and financial institutions through various Business Hubs™ to create a global ecosystem where analytics and AI are used to create opportunities and facilitate B2B transactions among its members.

OPERATING HIGHLIGHTS FOR THE QUARTER

Chinese Operations

As is always the case, due in large part to the fact that China pauses for almost a month to celebrate the Chinese New Year, the first quarter of the year provided only a limited window for the Company's Chinese operations, but a window that Tenet was still able to make the most of. Tenet's consumer goods related services benefited during the quarter from the arrival of new retail clients added during the Company's participation in two shopping festivals in late 2021 and from the usual increase in activity leading up to the New Year holiday to lead all verticals once again in terms of revenue generated during the quarter. Second in that department, but well behind the consumer goods sector, was revenue generated by the raw materials vertical, which also includes services provided to the steel industry.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, May 30, 2022

The oil and gas vertical still only accounted for a small portion of Tenet's revenue in the first quarter, but was once again its fastest growing segment in terms of percentage of the Company's total revenue as demand for energy continued to be impacted by global geopolitical issues. While Tenet sees significant growth potential in continuing to serve the oil and gas industry, it is the renewable or clean energy sector that has the Company the most excited about its activities in the energy vertical. Through its i3060 Clean Tech platform, which digitizes the feasibility and life cycle of clean energy projects, the Company worked with China Energy Engineering Corp. (CEEC) during the quarter on a pilot project to install solar panels on residential and commercial roofs in four cities. In addition to that project, Tenet and CEEC collaborated on another project involving the scanning of rooftops throughout China to eventually be in position to estimate the potential solar energy that could be generated from each rooftop. These kinds of opportunities combined with China's commitment to the renewable energy sector is why Tenet is so optimistic about the Company's future in the clean energy space. Although Tenet generated no revenue during the quarter related to services in the clean energy sector, the activities that took place during the quarter and the relationships that the Company is cultivating in the sector are setting the foundations for what Tenet expects to be an important revenue-generating vertical for the Company, both in and outside of China, in the not-so-distant future.

While the automotive/transportation vertical is another segment that had still not generated any revenue for Tenet as of the first quarter, it remains strategic for the Company's future for a couple of reasons. First the segment is directly linked to Tenet's involvement in the insurance industry. During the quarter, Tenet signed a partnership agreement with eHi Auto Services ("eHi") where eHi will help distribute insurance products aimed at the auto industry. Second, the vertical has a strategic link to the Company's activities in the supply-chain industry, specifically the distribution of goods, whether consumer goods, steel, raw materials or otherwise. The transportation of goods is an extremely fragmented business in China where most truck drivers are independent self-employed individuals with their own truck or fleets. As each supply-chain transaction facilitated by Tenet's Business Hub™ generally creates a shipping opportunity, the Company saw an opportunity to attract these independent truck drivers to its ecosystem and provide them with regular and predictable business opportunities through the launch of its Yun Fleet shipping platform during the quarter. Yun Fleet is an "Uber-type" platform that matches freight truckers with shipping opportunities based on factors such as proximity, fleet availability, whether climate control is required and a variety of other factors to optimize cost and time efficiency for shippers and truckers alike.

More comprehensive regulations affecting the Chinese insurance industry, which were a large factor in the Company's decision to acquire the Heartbeat insurance product management and brokerage platform, came into effect during the first quarter of 2022. Although the documented delays in the investments that were required for Tenet to take immediate advantage of opportunities in the space still hampered the Company's activities in the quarter despite the coming into effect of the new regulations, they are nevertheless expected to have a significant impact on Tenet's insurance related services going forward.

In summary, the Company's Chinese operations generated $34,741,460 in revenue while cost of services related to providing those services amounted to $30,024,865 resulting in a gross profit margin before salaries expenses of $4,716,595 (13.6%). More details about the Company's revenue and expenses are provided in the "Results of Operations" section below.

Canadian Operations

Until Tenet launches its Canadian Business Hub™, the Company's activities in Canada will consist primarily in preparing the platform for launch, putting the personnel required for its Canadian operations in place and creating partnerships and relationships, which is precisely what took place during the first quarter of 2022. Tenet's product and development teams were naturally the most active during the quarter. The Canadian Hub will differ considerably from the Chinese Hub in terms of both approach and features. For instance, while the Chinese Hub is industrial vertical focussed with limited user interfaces, the Canadian and all other future Hubs will in fact be user interface focussed and resemble a social network platform promoting interactions between members and with the platform itself. This different approach poses a particular challenge that Tenet's product and development teams paid special attention addressing during the quarter.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, May 30, 2022

Other activities worth noting during the quarter related to Tenet's Canadian operations, other than filling a number of key positions, were activities to maintain relationships with the Company's existing financial institution partners to ensure they would be ready for the launch of the platform in Canada and the continuous recruitment of new partners.

As of the first quarter of 2022, Tenet's Canadian operations had not yet generated any revenue for the Company. The expenses associated with the Company's Canadian operations, which included both the expenses incurred by its Cubeler subsidiary for the preparation of the launch of its Canadian Business Hub™ and the expenses related to Tenet's executive and administrative staff and other general expenses including amortization and depreciation, however amounted to $4,600,530.

BUSINESS PLAN AND OUTLOOK FOR REST OF 2022

North America

One of Tenet's biggest priorities in 2022 will be to launch a second Hub in Canada to be linked to the Hub in China. This will represent another important step to creating a global network of interconnected Hubs to bring tools and new opportunities to SMEs around the world. While the Company's acquisition of Cubeler in the fall of 2021 included the intellectual property for the Business Hub™ platform, a handful of financial institution partners and about a hundred pre-registered SMEs, Tenet knew that adapting the technology to fit within its vision for global deployment as well as put a team in place to run its operations in Canada would require additional investments in both time and money. As detailed in the Company's year-end 2021 MD&A, an unforeseeable delay in those investments in turn caused a delay in the launch of Tenet's Canadian operations. After reassessing and reallocating its capital resources and taking alternative measures to access capital in the future (more on that below), Tenet was able to make the necessary financial commitments to ensure that the launch of its Canadian Hub wouldn't be subject to any additional delays.

Along with the launch of the Company's Canadian operations will come a completely new set of revenue streams in 2022. Whereas Tenet's revenue model in China is a transaction-based model where service fees are charged for facilitating B2B transactions, the Company's revenue model outside of China will be based primarily on subscriptions to analytics and AI applications offered to both consumers and businesses as well as on advertising. More details about Tenet's revenue models can be found in the Company's "Tenet Q1 2022 Investor Presentation" available on its website at www.tenetfintech.com.

Tenet will also look to create a US subsidiary prior to the end of 2022 to set the table for the launch of its US Hub in 2023.

China

Growth and expansion opportunities remain abundant for Tenet in China. SMEs from a wide range of industries, raw material suppliers, factories, financial institutions, insurance companies and even local governments have all recognized the Hub's value add and have bought in to the concept of the Business Hub™. So the Company's plans in China in 2022 will be to continue to expand the reach of its offering while emphasizing verticals, such as the clean energy and insurance sectors, where Tenet's services benefit from better profit margins. In addition to the continued expansion of its services, the Company will also work on promoting the synergy between its offerings throughout the Business Hub™. For instance, while Tenet's Heartbeat insurance brokerage platform originally focussed on insurance products aimed at the auto industry, the Company plans to work with its insurance partners to design products specifically suited to the transactions facilitated on the Hub and begin to offer policies along with the transactions facilitated. Similarly, the Company plans to offer shipping and logistics services with each transaction for which such services would be applicable through its Yun Fleet platform.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, May 30, 2022

While China is expected to continue to be responsible for the Company's rapid revenue growth over the next couple of years, the country's "zero Covid" policy when it comes to the Covid-19 pandemic has injected some unpredictability in Tenet's forecasted revenue for 2022. A government ordered lockdown, mass testing of citizens and mobility restrictions imposed on a large segment of the population caused severe disruptions to factories and businesses that Tenet's revenues depend on. With the New Year break in February and little activity in April and May due to the Covid lockdown, the Company had already lost almost a full quarter of activity as of the date of this MD&A, which naturally has led Tenet to revise its revenue guidance for 2022. It should be noted that the Company's new revenue guidance assumes a lifting of the Covid measures in all of China's major cities in early June 2022 as was announced by the Chinese government in May 2022.

Capital Markets Strategy

The Company's capital markets strategy in 2022 will focus on getting its securities listed on senior exchanges in both Toronto and London while it continues to work with the US Securities and Exchange Commission to have its common shares reinstated for listing on the Nasdaq stock exchange. Tenet plans to file a prospectus offering in Canada in the second quarter of 2022 to help raise the capital it needs to continue to execute its business plan. The financial instrument offered (equity, debt or a combination of both) to raise the capital will be determined based on the prevailing market conditions at the time of the filing of the prospectus.

As the Company plans to expand its Business Hub™ to Europe following the launch of Hubs in North American, Tenet believes it will be important to connect with European capital markets participants. The Company not only began looking to list its securities on the London Stock Exchange (the "LSE") but also began to work with London based capital markets advisors to help craft a European capital market strategy. Assuming Tenet is successful in having its securities on a senior Canadian exchange by late Q2 or early Q3 2022, the Company would expect to also have its securities listed on the LSE by the end of the third quarter of 2022, which would potentially allow it to conduct its first capital raise in London prior to the end of 2022.

Selected Quarterly Information

	March 31, 2022	March 31, 2021
	Three Months	Three Months
Revenues	$34,741,460	$14,239,776
Expenses before finance costs, tax, depreciation and amortization	$35,309,665	$14,118,039
EBITDA (1) and Adjusted EBITDA (2)	($568,205)	$121,737
Finance costs, tax, depreciation and amortization	($2,791,396)	$511,440
Net loss	($3,359,601)	($ 389,702)
Net (loss) profit attributable to:
Non-controlling interest	$22,670	$375,929
Owners of the parent	($3,382,271)	($765,631)
Basic and diluted loss per share	($0.045)	($0.012)

(1) EBITDA is provided as supplementary earnings measure to assist readers in determining the Company's ability to generate cash-flows from operations and to cover finance charges. It is also widely used for business valuation purposes. This measure does not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, May 30, 2022

EBITDA equals the results before finance cost, as defined in Note 17 of the Unaudited Interim Consolidated Financial Statements for the three-month period ended March 31, 2022, income tax, depreciation of property and equipment, depreciation of right-of-use assets, amortization of intangible assets and financing of initial costs.

(2) Adjusted EBITDA equals EBITDA as described above adjusted for impairment expense of intangible assets and goodwill, loss on extinction of debt, loss on settlement of debt, (gain)/loss on fair value variation and gain on bargain purchase for the period.

Reconciliation of EBITDA to	March 31, 2022	March 31, 2021
net loss	Three Months	Three Months
Net loss for the period	($3,359,601)	($389,702)
Add:
Income tax	$704,182	$301,977
Finance costs	$446,983	$44,833
Depreciation and amortization	$1,640,231	$164,629
EBITDA and adjusted EBITDA	($568,205)	$121,737

	March 31, 2022	March 31, 2021
	(3 months)	Three Months
Total assets	$193,094,542	$62,147,286
Total Liabilities	$29,199,611	$26,355,413
Long-term liabilities	$6,217,904	$501,948
Total Equity	$163,894,931	$35,791,873
To Non-controlling interest	$14,467,222	$12,027,492
To Owners of parent	$149,427,709	$23,764,381

Results of Operations

Revenue for the three months ended March 31, 2022

The Company generated $34,741,460 in revenue during the first quarter ended March 31, 2022, compared to $14,239,776 for the same period in 2021. The year-over-year increase in revenue is consistent with the path of the increasing demand for the Company's services observed over the past four years. The Company's ASST, AJP and ASSC subsidiaries, which respectively market Tenet's services to, consumer goods supply-chain clients, oil & gas sector clients and raw material supply-chain clients, combined to accounting for $32.9M of Tenet's total revenue in the first quarter of 2022 compared to $12.6M for the same period of 2021.

Total expenses before taxes

The following schedule summarizes the Company's total expenses before taxes:

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, May 30, 2022

	March 31, 2022	March 31, 2021
	(3 months)	(3 months)
	$	$
Cost of service	$30,024,865	$12,347,170
Salaries and fringe benefits	$2,345,268	$723,860
Service fees	$102,926	$157,651
Board remuneration	$191,924	$124,527
Royalty	-	$30,776
Consulting fees	$343,738	$62,869
Management fees	$11,964	$12,818
Expected credit loss	$87,618	$19,893
Professional fees	$1,032,464	$331,655
Public relations and press releases	$316,072	$121,493
Office supplies, software, and utilities	$177,058	$30,214
Lease expenses	$60,161	$11,570
Depreciation of right-of use- assets	$109,782	$69,157
Insurance	$331,646	$14,896
Finance costs	$446,983	$44,833
Translation & Other	$26,020	$39,310
Travel and entertainment	$78,485	$34,002
Stock exchange and transfer agent costs	$45,032	$90,714
Lost on deposit	-	$97,150
Depreciation of property and equipment	$21,551	$22,337
Amortization of financing initial costs	$6,551	-
Amortization of intangible assets and financing cost	$1,502,347	$73,135
Loss (gain) on foreign exchange	$134,424	($35,379)
Total expenses before income tax	$37,396,879	$14,327,501

Expenses for the Three-month ended March 31, 2022

Cost of service expenses related to the Company's supply-chain financing service bundle amounted to $30,024,865 for the three-month period ended March 31, 2022 (compared to $12,347,170 in fiscal 2021). The ratio of those expenses to the revenue generated from the supply-chain financing service bundle continued to decline in 2022 with a reduction of 6.7% compared to the previous year.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, May 30, 2022

Salaries and fringe benefits amounted to $2,345,268 for the first quarter of 2022 (compared to $723,860 for the same period in 2021). The increase in salary expenses for the three-month period ended March 31, 2022, period is attributable to the hiring of new employees in the last quarter of fiscal 2021 and in the first quarter of 2022 in Canada and the creation of new subsidiaries in Beijing and Guangzhou and base salary and bonus adjustments for key employees in 2022. The variation is partially due to the increase in the share-based remuneration that is included within this caption, which amounted to $367,287 in the first three-month periods of 2022 compared to $189,224 for the same period in 2021.

Service fees relate to consulting and business development services provided to three of the Company's subsidiaries (ASFC, ASST and ASCS) by third-party companies and amounted to $102,926 in the first quarter of fiscal 2022, which is comparable to expense incurred of $157,651 for the same period of 2021.

Royalty expenses were nil the three-month ended March 31, 2022 (compared to $30,776 in the first quarter of fiscal 2021) represent royalties on software payable to Cubeler for the licensing and use of its technology. The royalty expense is calculated on revenue primarily generated by ASDS. Tenet acquired Cubeler on October 1, 2021, ending these royalty expenses.

Board remuneration refers to share-based and attendance fee remuneration received by members of the Company's board of directors and amounted to $191,924 in in the first quarter of 2022 compared to $124,527 or the same period in 2021. Within this caption, shared-based remuneration amounted to $139,424 in the first three-month period of fiscal 2022 compared to $110,777 for the same period in 2021.

Consulting fees incurred during the first three months of fiscal 2022 totalled $343,738 (compared to $62,869 in the same period of 2021), mainly relate to capital markets consulting fees incurred in fiscal 2022. The Company's plans to list its securities on the London Stock Exchange and to access the European capital markets is part of a long-term global capital markets strategy being developed and implemented with the assistance European advisors and consultants. Share-based remuneration expenses related to consultants amounted to $34,888 in the first three-month of fiscal 2022 compared to $44,689 for the same period of fiscal 2021.

Professional fees, such as audit fees and legal fees, totalled $1,032,464 for the first quarter of 2022 (compared to $331,655 for the same period in 2021). The increase is mainly due to additional legal fees incurred in Canada, the United States and China relating to listing upgrades in Canada and the United States, additional governance initiatives and opening of new subsidiaries in China. Audit fees increased between fiscal 2022 and 2021 following the growth of the Company in both operating countries. The increase in professional fees was also attributed to Company initiatives, in Canada and China, to document and implement additional internal controls in order to comply with major stock exchange high financial standards and requirements.

Public relations and press releases expenses amounted to $316,072 in the first quarter of 2022 compared to $121,493 in 2021. The increase is mainly due to the fees related to the upgrade of Tenet and Cubeler website that will be launch in the next quarters.

Insurance expenses of $331,646 in the first quarter of 2022, compared to $14,896 for the same period in 2021. The increase is mainly attributable to the increase in the directors and officers (D&O) insurance coverage following our introduction to a major stock exchange and a general market price increase in D&O insurance market.

Finance costs include mainly interest charges accretion on contingent payable and accretion of debentures. The increase is mainly attributable to the accretion on contingent payable that amounted to 398,031 for the first three-months of fiscal 2022 (compared to nil for the same period in fiscal 2021). The accretion on contingent payable is related to the acquisition of Heartbeat in fiscal 2021.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, May 30, 2022

Expected credit loss of $87,618 for the first quarter of fiscal 2022 (compared to $19,893 for the same period in fiscal 2021) relates to the variation in allowance for credit loss provision on ASFC's loan balance for the year as described in Note 5 of the Company's Unaudited Interim Consolidated Financial Statements for the three-month period ended March 31, 2022

Amortization of intangible assets amounted to $1,502,347 for the three-month period ended March 31, 2022, compared to $66,484 for the same period in 2021. This increase is due to the amortization of the acquired Cubeler and Heartbeat platforms during the year and continuous capitalized cost on platform improvements of assets in China. (Business Hub, Gold River, and others).

Net Results.

The Company incurred a net loss of $3,359,601 for the first three months of fiscal year 2022 (compared to a net loss of $389,702 in Fiscal 2021).

Summary of Quarterly Results

	March 31,	March 31,	December 31,	December 31,
	2022	2021	2021	2020
	Three months	Three months	Three months	Three months
Revenues	$34,741,460	$14,239,776	$33,048,249	$16,368,779
Expenses (1)	$38,101,060	$14,629,478	$83,042,872	$19,569,280
Net Loss	($3,359,601)	($389,702)	($49,994,623)	($3,200,501)
Net (loss) profit attributable to:
Non-controlling interest	$22,670	$375,928	$333,791	$487,831
Owners of the parent	($3,382,271)	($765,630)	($50,328,414)	($3,668,332)
Earnings per Share (2)	($0.045)	($0.012)	($0.587)	($0.020)

	September 30,	September	June 30,	June 30,
	2021	30, 2020	2021	2020
	Three months	Three months	Three months	Three months
Revenues	$25,695,570	$15,116,369	$30,469,179	$7,263,504
Expenses (1)	$24,169,284	$16,084,781	$30,353,108	$7,802,407
Net Gain (Loss)	$1,526,286	($9681,412)	$296,071	($538,903)
Net (loss) profit attributable to:
Non-controlling interest	$169,752	$350,015	$315,631	$177,983
Owners of the parent	$1,356,534	($1,318,427)	($19,560)	($716,886)
Earnings per Share (2)	$0.017	($0.020)	$0,000	($0.002)

Note (1): Including income tax expenses

Note (2): Earnings per share is calculated using the net loss and the weighted average number of outstanding shares.

First Quarter Ending March 31, 2021

Liquidity

The level of revenue currently being generated by the Company is not presently sufficient to meet its working capital requirements and investing activities. Until that happens, the Company will continue to use financing means to help meet its financial obligations. As of May 30, 2022 the cash available to manage the Company's Canadian operations and meet its obligations amounted to approximately $9,350,000. The Company's cash flow position is expected to improve significantly as its operating subsidiaries grow their revenue and generate new revenue streams and eventual profits for the Company. However, until that happens, the Company will continue to assess its capital needs and undertake whatever initiative it deems necessary to ensure that it continues to be in a position to meet its financial obligations. In the opinion of management, the Company's current cash position and its access to additional capital, will be sufficient to meet its current obligations and allow it to continue as a going concern for the next 12 months.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, May 30, 2022

Financing activities

From January 1, 2022 to May 30, 2022, the Company issued 1,517,500 common shares for total proceeds of $1,658,750 upon the exercise of share purchase warrants.

From January 1, 2021 to May 30, 2022, the Company issued 100,000 common shares for total proceeds of $210,000 upon the exercise of options.

Capital Stock

The Company's capital stock as of March 31, 2022, was $210,712,684 compared to $208,219,490 as of December 31, 2021. The variation is explained by the common shares issued in connection with, the market value of warrants exercised of $2,101,894, and the fair market value of the exercise of options for $391,300.

Common Shares

As of May 30, 2022, the Company had 98,812,183 common shares outstanding. The following table summarizes the changes in shares outstanding from January 1, 2021, until May 30, 2022.

Balance outstanding as of December 31, 2021		97,167,183
Date	Description	Number	Cumulative number
January 2022	Exercise of warrants	100,000	97,267,183
January 2022	Exercise of warrants	200,000	97,467,183
January 2022	Exercise of warrants	150,000	97,617,183
January 2022	Exercise of warrants	100,000	97,717,183
January 2022	Exercise of warrants	150,000	97,867,183
February 2022	Exercise of warrants	467,500	98,334,683
February 2022	Exercise of warrants	360,000	98,694,683
March 2022	Exercise of options	100,000	98,794,683
May 2022	Exercise of options	17,500	98,812,183

Share Purchase Options

As of May 30, 2022, the Company had 4,665,924 common share purchase options outstanding. The following table summarizes the options outstanding as of May 30, 2022.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, May 30, 2022

Balance outstanding as of December 31, 2021			4,689,250
Date of grant	Optionee	Number	Exercise Price	Expiration
January 2022	Employee	32,725	$7.50	January 2027
February 2022	Employee	42,881	$5.60	February 2027
March 2022	Employee	2,941	$2.89	March 2027
March 2022	Consultant	(100,000)	$2.10	N/A
April 2022	Employee	10,627	$4.16	April 2027
April 2022	Consultant	5,000	$4.16	April 2027
May 2022	Consultant	(17,500)	$2.10	N/A
	Total outstanding	4,665,924

Share Purchase Warrants

As of May 30, 2022, the Company had 15,805,004 common share purchase warrants outstanding. The following table summarizes the changes in warrants outstanding as of May 30, 2022:

Balance outstanding as of December 31, 2021			17,332,504
Date	Description	Number	Exercise Price	Expiration
January 2021	Exercise of warrants	(100,000)	$1.50	N/A
January 2021	Exercise of warrants	(350,000)	$0.80	N/A
January 2021	Exercise of warrants	(100,000)	$0.50	N/A
January 2021	Exercise of warrants	(150,000)	$1.50	N/A
February 2021	Exercise of warrants	(467,500)	$0.50	N/A
February 2021	Exercise of warrants	(360,000)	$2.00	N/A
	Total outstanding	15,805,004

Segment Reporting

The Company presents and discloses segmental information, as disclosed in Note 16, of the Company's Audited Consolidated Financial Statements for the year ended March 31, 2022, based on information that is regularly reviewed by the chief operating decision maker who has been identified as the Company's senior management team, which makes strategic and operational decisions.

Debentures

As of March 31, 2022, the Company had debentures outstanding as described in the Note 11 of the Unaudited Consolidated Financial Statements for the year ended March 31, 2022.

Escrowed shares

As of May 30, 2022, 7,758,504 shares of the Company were held in escrow by TSX Trust Company (the "Escrow Agent") in accordance with the terms of the Security Escrow Agency Agreement dated October 1, 2021, between the Escrow Agent, the Company and securityholders of Cubeler Inc. ("Cubeler"). Cubeler securityholders agreed to deposit with the Escrow Agent 11,133,012 shares in the Company received a partial consideration for the sale by said securityholders of the issues and outstanding shares of Cubeler. On February 2, 2022, 3,374,508 shares of the Company were released by the Escrow Agent. On October 1, 2022, 3,879,271 shares held in escrow are scheduled to be released and the remaining 3,879,233 shares held in escrow are scheduled to be released on October 1, 2023.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, May 30, 2022

Related Party Transactions

Salaries paid and accrued to officers and directors amounted to $379,823 during the first quarter of fiscal 2022 compared to $211,420 for the same period in fiscal 2021.

During the three-month period ended March 31, 2022, share-based expenses associated with officers and board members amounted to $413,050 compared to $312,158 for the same period of 2021.

During the first period of fiscal 2022, the Company charge interest revenue on promissory note to Directors of $329 (nil for the three-month period ended March 31, 2021).

Cubeler Inc. ("Cubeler"), a Canadian company, created a software platform called Cubeler (the "Platform"). In 2017, Cubeler entered into a Software and Royalty License Agreement with Tenet (then Peak Positioning Technologies Inc.), according to which Cubeler granted Tenet an exclusive, assignable, transferable license to, among other things, use, market, distribute, and sell the Platform in Mainland China. On August 15, 2021, Tenet, Cubeler, and Cubeler's shareholders entered a Binding Memorandum of Understanding on the Acquisition of Cubeler Shares, pursuant to which Tenet conditionally agreed to purchase Cubeler. Four Cubeler shareholders were identified as Tenet insiders and, as such, the acquisition was conditional on, among other things, receipt of an independent favorable fairness opinion satisfactory to the special committee of Tenet's board (having no conflicts of interest) as to the purchase price and the transaction, shares in Tenet paid in consideration would subject to an escrow hold and released gradually over 24 months, and non-compete undertakings for shareholders holding 5% or more of Cubeler. As found in a Final Pricing Report dated August 15, 2021, Evans and Evans carried out an independent assessment and determined that, as of June 30, 2021, the value of Cubeler to Peak was between $94.73-103.102M. Moreover, a Fairness Opinion by Harris Capital Corporation dated September 23, 2021, concluded that the proposed transaction was fair from a financial point of view to the shareholders of Tenet. The sale was concluded pursuant to a Share Purchase Agreement between Tenet and the shareholders of Cubeler dated October 1, 2021.

During the three-month period ended March 31,2021 (before the acquisition of Cubeler), the Company incurred $30,776 of royalty expense for the use of Cubeler's technology. Also, for the three-month period ended March 31, 2021, the net amount payable to Cubeler was $ 70,910. No royalties will be payable to Cubeler following the Company's acquisition of Cubeler.

On December 15, 2021, loans were issued to two board members of the Company in the amounts of $72,793 and $40,000 for withholding taxes paid by the Company on the exercise of stock options by the two directors. Each loan is due on December 15, 2022. Each loans bears interest at an annual rate of 1%, which was the prescribed rate at the date of issuance. As of March 31, 2022, and the date of this MD&A, the aggregate outstanding principal amount due for said loans is $113,193.

Off-Balance-Sheet Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Accounting policies

The principal IFRS accounting policies set out in Notes 3 to the Consolidated Financial Statements have been consistently applied to all periods presented in such financial statements.

Legal proceedings

As of May 30, 2022, the following legal proceedings have been instituted against the Company:

A class action lawsuit has been brought against Tenet and two of its executives in the United States District Court for the Eastern District of New York (Bram Van Boxtel v. Tenet Fintech Group Inc., et al.). The case has been brought on behalf of Tenet shareholders who traded securities of Tenet between September 2, 2021, and October 13, 2021, on Nasdaq. The complaint alleges, among other things, that the defendants violated the Securities Exchange Act of 1933 and the Securities Exchange Act of 1934 by making false or misleading statements regarding (i) Tenet's ownership interest in Asia Synergy Financial Capital Ltd. through a subsidiary, Wuxi Aorong Ltd., (ii) Tenet's acquisitions of the Huayan Kun Tai Technology Company Ltd., the Heartbeat insurance platform, and Cubeler Inc., (iii) Tenet's listing on Nasdaq, (iv) Tenet's Form 40-F submission to the SEC, and (v) statements published about Tenet by Grizzly Reports. On February 10, 2022, the court appointed a lead plaintiff and lead counsel. An amended complaint was filed in April 2022. The Company has retained external counsel and is defending itself vigorously against all claims.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, May 30, 2022

Financial Instruments

The Company has classified its financial instruments as described in the note 4.10 of the audited Consolidated Financial Statements for the period ending March 31, 2022. The Company is exposed to various risks as described in the note 21.3 of the audited Consolidated Financial Statements as of March 31, 2022.

Governance

To better equip the Company with the right tools to manage the current growth of its business and to properly pursue its strategic plan, the Company is taking steps to continuously to bolster its governance measures. These steps include (i) the hiring of key internal compliance resources, such as a General Counsel and a Director of Human Resources, (ii) the adoption of revised human resources policies, including with respect to with respect to discrimination and harassment, health and safety, and personal data, (iii) the adoption of a corporate whistleblower policy, and (iv) the Company retained Richter LLP in Canada and Deloitte Ltd. in China to help it implement general internal control over its processes and operations, as well as to carry out a Sarbanes Oxley compliance review and diagnostic, both of which were still ongoing as of the date of this MD&A. The Company aims to continue to improve upon its corporate governance throughout 2022 to bring it to the highest standards.

RISKS AND UNCERTAINTIES

Risk factors that may adversely affect or prevent the Corporation from carrying out all or portions of its business strategy are discussed in the Corporation's Filing Statement dated January 6, 2011, available on SEDAR at www.sedar.com. Other risks include:

Liquidity and Capital Resources

The Company will require financing in order to meet its longer-term business objectives and there can be no assurances that such financing sources will be available as and when needed. Historically, capital requirements have been primarily funded through the sale of common shares. Factors that could affect the availability of financing include, but are not limited to, evidence of continued demand for the Company's services, the Chinese geopolitical climate, the Company's ability to expand its services beyond China, the state of international debt and equity markets, and investor perceptions and expectations of the fintech space. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Company.

Holding Company With Significant Operations in China

As a holding company that is currently dependent on the operations of its subsidiaries in China, Tenet is subject to risks that could cause the value of its common shares to significantly decline. Chinese laws and regulations governing its current business operations are sometimes vague and uncertain, and they present legal and operational risks which may result in material changes in the operations of the Company's Chinese subsidiaries or a significant depreciation in the value of its common shares. Recently, the Chinese government adopted a series of regulatory actions and issued statements to regulate business operations in China, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Nevertheless, to the Company's knowledge, neither it nor any of its Chinese subsidiaries have been involved in any investigations on cybersecurity review initiated by any Chinese regulatory authority, nor have any of them received any inquiry, notice or sanction from the Chinese government.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, May 30, 2022

Regulatory Permissions

To operate its business as currently conducted in China, each of the Company's subsidiaries in China is required to obtain a business license from local authorities. Each such Chinese subsidiary has obtained a valid business license, and no application for any such license has been denied or revoked. If any of the business licenses of our subsidiaries are revoked, this would hinder our ability to operate our business, which could materially and adversely affect our business, financial condition, and results of operations.

Repatriation of Profits or Transfer of Funds from China to Canada

As of the date of this MD&A, all the Company's operating subsidiaries are located in China, except Cubeler Inc. (Canada), Tenoris3 Inc. (Canada) and Asia Synergy Ltd. (Hong Kong). Accordingly, the repatriation of any profits generated by the Company which the Company might want to repatriate from China to Canada, or the transfer any funds that the Company's Chinese might want to transfer from its subsidiaries to Canada, is subject to the rules and regulations established by the Chinese government that restrict the flow of funds from China to foreign jurisdictions, including the transfer of funds from Chinese subsidiaries to their foreign parent companies. Although the Company has taken steps to comply with the regulations established by the Chinese government to be able to transfer funds from its subsidiaries to Canada, there can be no assurances that the Company will remain in compliance with those rules and regulations in the future. The Company may therefore not be able to repatriate profits or transfer funds from its Chinese operating subsidiaries to its head office in Canada, which would potentially prevent the Company from paying dividends to its shareholders or otherwise adversely impact the Company in the future.

Operations in Foreign Jurisdictions and Possible Exposure to Corruption, Bribery or Civil Unrest

The Company operates in a foreign jurisdiction, namely China, where the laws governing corporations differ from the laws of Canada. Chinese laws require each of the Company's subsidiaries located therein to have a legal representative to which certain roles, powers and responsibilities are ascribed. The legal representative's functions and powers are prescribed by state laws, regulations and the articles of association of the entity for which he or she is the legal representative. The legal representative is the person authorized to represent the entity in all legal matters between the government and such entity and to sign legally binding contracts on behalf of such entity. Unlike Canadian laws, which limits liability for individuals involved in corporations and limited liability or registered business entities, Chinese laws make no distinction between the liability of a legal representative versus the liability of the entity he or she represents. The legal representative is responsible for any offense, whether corporate, criminal, civil or other, committed by the entity and must bear any fine, punishment or consequences resulting from the offence.

Companies in China need the signed consent of a majority (over 50%) of its shareholders in order to remove a legal representative. If a company wants to change its legal representative, it first needs to provide written notice to that effect to the legal representative. The company must then go to the China Industry and Commerce Bureau with written proof of majority shareholder consent to make the change and submit the appointment document of the new legal representative. Similarly, the removal of any officer or director of a company requires the consent of the company's shareholders. Such consent must formally be given by a majority (over 50%) of shareholders with a signed resolution of the shareholders at a general meeting of the shareholders. The company must then submit a copy of the resolution along with the required supporting documents (application form, copy of business license, ID card of the individual being removed and copy of amendment of article of association reflecting the change) to the China Industry and Commerce Bureau.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, May 30, 2022

Given the onerous responsibilities and risks associated with the position of legal representative for companies operating in China, the Company may have difficulty in the future to find individuals willing to act as its subsidiary's legal representatives. There can be no assurances that the Company will always have legal representatives for its subsidiaries. Since every company must have a legal representative under Chinese laws, not being able to have a legal representative may force the Company to temporary or permanently suspend some of its operations in China, which would adversely affect the Company's operations, revenue and profits.

Certain individuals in China may perceive the Company as a potential bribery target. As such, the Company may be approached by local individuals in China, whether businessmen, government officials or others, to offer the Company certain favors that would advance the Company's business interests in exchange for cash or other forms of compensation, or threaten to hinder the Company's progress unless compensated in cash or by other means, all of which would be contrary to Chinese laws and/or Canadian law. The Company's employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Company's policies and procedures and anti-bribery laws for which the Company may be held responsible. The Company's policies mandate compliance with these anti-corruption and anti-bribery laws. However, there can be no assurance that the Company's internal control policies and procedures will always protect it from recklessness, fraudulent behavior, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents. If the Company's employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations.

As a Canadian entity operating in China, the Company is also exposed to the state of relations between China and Canada. Political and/or cultural tensions between the two countries may reach a point that triggers civil unrest in China against all things Canadian. If that happens, then clients may decide to no longer buy the Company's services and partners may decide to cut ties with the Company, all of which would negatively impact the Company's operations, revenue and profits.

COVID-19

Since the outbreak of the COVID-19 global pandemic, many businesses around the world have seen their operations negatively impacted by the health and safety measures, including limitations on the movement of goods and individuals, put into place by local governments to help control the spread of the outbreak. Although those measures have been relaxed in recent months in some parts of the world, there still remains a great deal of uncertainty as to the extent and duration of the future impact of COVID-19 on global commerce and the Company's business. Moreover, China, in particular, has occasionally taken strong measures to try to curb the spread of the virus and protect its citizens and, in doing so, there has been an impact on the economic activities of many of its regions. Given that the Company has significant operations in China, any such measures may have an adverse impact on the Company's revenues and cash resources, ability to expand its business, access to suppliers, partners, and customers, and ability to carry on its day-to-day operations without interruption.

FURTHER INFORMATION

Additional information about the Company can be found at www.sedar.com

May 30, 2022

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, May 30, 2022

(s) Jean Landreville	(s) Johnson Joseph

Jean Landreville, Chief Financial Officer	Johnson Joseph, President & CEO

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, May 30, 2022